Osler, Hoskin & Harcourt LLP
1000 de La Gauchetière Street West
Suite 2100
Montréal, Québec, Canada H3B 4W5
514.904.8100 MAIN
514.904.8101 FACSIMILE

File No. 82-3764

OSLER

05011777

Montréal
Toronto
Ottawa
Calgary
New York

October 7 , 2005

François Paradis
Direct Dial: 514.904.5366
fparadis@osler.com
Our Matter Number: 1034079

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street NW
Washington, DC 20549

SUPPL

SEC MAIL PROCESSING
RECEIVED
OCT 11 2005
WASH. D.C. 185 SECTION

Attention: Office of International Corporate Finance

Dear Sirs/Mesdames:

Re: National Bank of Canada (the "Bank")
Exemption pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934 (the "Exchange Act")

On behalf of the Bank, we hereby submit pursuant to Rule 12g3-2(b)(1)(iii) copies of documents that the Bank has made public or has distributed to its security holders since August 25, 2005. For your convenience, a list of these documents is provided in the attached Schedule A.

In accordance with Rule 12g3-2(b)(4), all information and documents included herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Exchange Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed pre-paid courier envelope.

If you have any questions or comments regarding this letter, feel free to contact the undersigned at the coordinates noted in the heading.

Draft

Yours very truly,

PROCESSED
OCT 19 2005
THOMSON FINANCIAL

François Paradis
/sc
Encls.
c: Ms. Mary Cascio *(without encls.)*
Ms. Valérie Pelletier *(with encls.)*

MONTREAL:520834.1

OSLER

SCHEDULE A
October 7, 2005

NATIONAL BANK OF CANADA

INDEX OF DOCUMENTS FURNISHED PURSUANT TO RULE 12g3-2(b)(1)(iii)

Note: The documents enclosed herewith are presented in reverse chronological order according to the categories of disclosure requirements set forth in Schedule A attached to our letter dated April 29, 2005.

	DOCUMENT TYPE	DATE OF FILING	
		SEDAR	SCHEDULE "A" REFERENCE NUMBER
1.	Confirmation of sending, on August 25, 2005, of Quarterly Report to Shareholders for Third Quarter ended July 31, 2005	September 2, 2005	2.1

Draft

File No. 82-3764

NATIONAL BANK
TRUST

September 1st, 2005

SUBJECT : NATIONAL BANK OF CANADA

To Whom it may concern,

As defined in the National Instrument 54-102, we hereby confirm that on **August 25, 2005** we have sent a copy of the "Quarterly Report to shareholders - **Third** Quarter ended **July 31, 2005**", to all registered holders of the Supplementary Mailing List of the above-noted Company.

We trust the above is to your entire satisfaction.

Yours truly,

SHARE OWNERSHIP MANAGEMENT

Per : (signed) Sylvie St-Pierre
Technical Advisor
Tel. : 1 (800) 341-1419

900-1100 University Street
Montréal (Québec)
H3B 2G7